FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of July 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                          No      X

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

KERZNER INTERNATIONAL LIMITED 6K

Kerzner International Limited (“KZL”) today announced that BLB Investors, L.L.C. (“BLB”), a joint venture in which KZL owns a 37.5% interest, acquired the U.S. operations of Wembley Plc (“Wembley”) for approximately $464 million. The other members of BLB are Starwood Capital Group, L.L.C. and Waterford Group, LLC, which own 37.5% and 25% of BLB, respectively. This transaction was approved yesterday by the shareholders of Wembley.

In April 2004, BLB acquired a 22% interest in Wembley. This interest, which was valued at approximately $116 million, was exchanged as partial consideration for a 100% interest in Wembley’s U.S. operations that consist of Lincoln Park in Rhode Island, which generates approximately 85% of the group’s revenue, and three greyhound tracks and one horse racing track in Colorado. The balance of the purchase price was financed on a non-recourse basis by a consortium of banks led by Merrill Lynch & Co., Deutsche Bank Securities and J.P. Morgan Chase Bank N.A. that underwrote a $495 million senior secured credit facility, which includes a $125 million revolving credit facility that will be used primarily to finance the redevelopment of Lincoln Park.

BLB will operate Lincoln Park under the attached master video lottery contract with the State of Rhode Island that was authorized by legislation passed by the Rhode Island General Assembly led by Sen. Joseph A. Montalbano, the President of the Rhode Island Senate, and Rep. William J. Murphy, the Speaker of the Rhode Island House of Representatives, and signed into law by Governor Donald L. Carcieri. Lincoln Park currently has 3,002 video lottery terminals (“VLTs”). Under this contract, BLB will be entitled to increase the number of VLTs to 4,752. The contract provides for up to a fifteen-year term during which Lincoln Park shall be entitled to 28.85% of the net terminal income on the existing 3,002 VLTs and 26% on the additional 1,750 VLTs. The contract also requires that BLB complete its planned $125 million redevelopment of Lincoln Park within three years. This fifteen-year arrangement is composed of three five-year terms. At the end of each of the first two terms, BLB can extend the contract for an additional term so long as it is not in material breach of the contract, including its redevelopment obligation and its obligation to create 500 new full-time jobs at Lincoln Park, bringing its full-time staffing to 1,300.

Under an agreement with the Rhode Island Greyhound Owners, BLB will be obligated to pay $10 million per year to the Owners, plus a 2.75% increase on the prior year’s payment commencing on the fourth anniversary of the agreement.

BLB is planning to commence redevelopment of Lincoln Park as promptly as possible following receipt of all applicable local governmental approvals to which the redevelopment is subject. BLB expects the redevelopment to be completed in 2007.

Forward-Looking Statements

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in Kerzner’s public filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 19, 2005	KERZNER INTERNATIONAL LIMITED
		By:	/s/Richard M. Levine
		Name:	Richard M. Levine
		Title:	Executive Vice President
General Counsel

EXHIBIT LIST

Exhibit	Description

99(1)	MASTER VIDEO LOTTERY TERMINAL CONTRACT by and between the Division of Lotteries of the Rhode Island Department of Administration and UTGR, Inc. Dated July 18, 2005